United States
Securities and Exchange Commission
Washington, D.C. 20549
Form T-1
Statement of Eligibility Under the Trust Indenture Act of 1939
of a Corporation Designated to Act as Trustee
Check if an Application to Determine
Eligibility of a Trustee Pursuant to Section 305(b)(2) ☑

The Bank of New York Mellon
(Exact name of trustee as specified in its charter)

New York	13-5160382
(Jurisdiction of incorporation or organization	(I.R.S. Employer
if not a U.S. national bank)	Identification Number)

One Wall Street
New York, New York	10286
(Address of principal executive offices)	(Zip code)
Internal Counsel
One Wall Street
New York, New York
(212) 495-1784
(Agent for Service)

Northgate Minerals Corporation
(Exact name of obligor as specified in its charter)

British Columbia	N/A
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada	V6Z 2E6
(Address of principal executive offices)	(Zip code)

Debt Securities
(Title of the indenture securities)

Item 1. General Information.
     Furnish the following information as to the Trustee:
     (a) Name and address of each examining or supervising authority to which it is subject.

Superintendent of Banks of the State of	One State Street, New York, N.Y.
New York	1004-1417, and Albany, N.Y. 12223
Federal Reserve Bank of New York	33 Liberty Plaza, New York, N.Y. 10045
Federal Deposit Insurance Corporation	550 17th Street, N.W., Washington, D.C. 20429
New York Clearing House Association	New York, N.Y. 10005
     (b) Whether it is authorized to exercise corporate trust powers.
     Yes.
Item 2. Affiliations with the obligor.
     If the obligor is an affiliate of the trustee, describe each such affiliation.
          None.
Item 16. List of Exhibits.
     Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).
1.	A copy of the Organization Certificate of The Bank of New York Mellon (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152856).

4.	A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-162228).

6.	The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152856).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

Signature
     Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a banking corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the [5th] day of October, 2010.

The Bank of New York Mellon
By:	/s/ Erika C. Walker
	Name:	Erika C. Walker
	Title:	Vice President